Exhibit 21.1

Subsidiaries of Eastern Virginia Bankshares, Inc.

Name of Subsidiary	State of Organization
EVB	Virginia
Jamaica Corporation	Virginia
EVB Title, LLC	Virginia
EVB Financial Services, Inc.	Virginia
EVB Investments, Inc.	Virginia
EVB Mortgage, LLC	Virginia
First County Service Co.	Virginia
Eastern Virginia Statutory Trust I	Connecticut